UNITE STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bacterin International Holdings, Inc.
(Name of Issuer)

Common Stock, $0.000001 par value
(Title of Class of Securities)

05644R101
(CUSIP number)

Guy S. Cook
664 Cruiser Lane
Belgrade, MT 59714
(406) 388-0480
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy S. Cook
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,061,000 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,061,000 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,061,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14.	TYPE OF REPORTING PERSON* IN

(1) Includes 134,412 shares underlying warrants and 25,000 shares subject to employee stock options held by spouse.

Explanatory Note

This Amendment No. 2 of Schedule 13D relates to the disposition of 1,000,000 shares (the “Shares”) of common stock of Bacterin International Holdings, Inc. (the “Company”) in connection with a Loan Agreement and Pledge Agreement with Equities First Holdings, LLC (the “Lender”). Pursuant to the Loan and Pledge agreements, the reporting person pledged the Shares in exchange for loan proceeds equal to 70% of the Fair Market Value (as defined in the Loan Agreement, based on a 3 day average closing price) of the Shares, less a 5% origination fee. The Lender is required to return an equal number of shares to the reporting person when the loan is repaid.

Except as otherwise provided herein, each Item of the reporting person’s initial Schedule 13D filed May 12, 2011 (“Initial 13D”), as amended by Amendment No. 1 to the Initial 13D filed July 14, 2011 (“First Amendment”), remains unchanged.

Item 3.    Source and Amount of Funds or Other Consideration

This Amendment No. 2 relates to a disposition in connection with a Loan and Pledge Agreement. The reporting person used personal funds for acquisitions totaling less than 1% of the Company’s common stock since the date of the First Amendment.

Item 4. Purpose of Transaction

The disclosure previously provided in Item 4 of Schedule 13D is hereby amended to include the following additional disclosure:

The reporting person pledged the Shares to the Lender in exchange for loan proceeds equal to 70% of the fair market value of the Shares (based on a 3 day average closing price), less a 5% origination fee. The reporting person may use the loan proceeds to purchase additional shares of the Company’s common stock. The other actions enumerated in Item 4 are not applicable.

Item 5.   Interest in Securities of the Issuer

(a)
The reporting person beneficially owns 12,061,000 shares, which includes 134,412 shares underlying warrants and 25,000 shares subject to employee stock options held by the reporting person’s spouse.  The reporting person’s beneficial ownership represents approximately 28.4% of the issued and outstanding shares of the Company’s common stock.

(b)	Except for 25,000 shares underlying stock options held by the reporting person’s spouse, the reporting person has the sole power to vote and dispose all of the shares he beneficially owns.

(c )
The reporting person transferred 1,000,000 shares to the lender in connection with Loan and Pledge Agreements in exchange for 70% of the fair market value (based on a 3 day average closing price) for the Shares, less a 5% loan origination fee. The Lender must return an equal number of shares to the reporting person when the loan is repaid. The reporting person also purchased 74,451 shares on the open market within the past 60 days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person entered into a Loan Agreement and a Pledge Agreement with Equities First Holdings, LLC. The Loan and Pledge Agreements required the transfer of the Shares to the Lender, and the Lender is required to return an equal number of Shares to the reporting person when the loan is repaid. The reporting person will not have any voting rights with respect to the Shares during the term of the loan. The disclosure in this Item 6 is qualified in its entirety by reference to the actual agreements which are attached hereto as Exhibits 99.1 and 99.2 and incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits

A copy of the Loan Agreement referenced in Item 6 is attached as Exhibit 99.1, and a copy of the Pledge Agreement is attached as Exhibit 99.2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/5/12
Date

/s/ Guy S. Cook
Signature

Guy S. Cook
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C 1001)

Exhibit Index

No.	Description
99.1	Loan Agreement
99.2	Pledge Agreement